

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Richard E. Stoddard
Chairman and Chief Executive Officer
Kaiser Ventures LLC
337 N. Vineyard, 4th Floor
Ontario, California 91764

      Re: Kaiser Ventures LLC
              Preliminary Proxy Statement on Schedule 14A
              Filed January 22, 2013
              File No. 000-33433

Dear Mr. Stoddard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Given that the issuer is not limited to transactions with non-affiliates under the Plan of Dissolution and the Restated Operating Agreement, please advise us as to why you believe that Rule 13e-3 is not applicable to the solicitation to approve the Dissolution Proposal and the Restatement Proposal.

2.   Please separate the multiple items subsumed in proposal two. Refer to Rule 14(a)-4(a)(3) of the proxy rules.

3.   In the summary term sheet, please provide a summary of potential related party benefits and conflicts of interests resulting from an approval of the proposals. Please include a discussion of the lack of oversight of the Liquidation Manager, including with respect to future transactions with affiliates, the relationship between the Liquidation Manager and the Member Representative, the amount of compensation of the Liquidation Manager and

the fact that compensation will continue to be paid indefinitely if the Liquidation Manager does not complete the liquidation.

Background and Reasons for the Dissolution…, page 10

4.   We note that the objectives the company hopes to accomplish through the proposals are to reduce operating expenses, obtain no-action reporting relief, and commence liquidation accounting. Please revise to more clearly explain why approval of the proposals is necessary to accomplish these objectives.

Estimated Liquidating Distributions, page 25

5.   Please revise to provide a reasonable basis for your estimate that the net current proceeds from remaining assets is $0-$31 million. As we note you have been trying to sell these assets for some time, please specifically address whether these amounts are based on offers received to date.

Amendment No. 3 to Schedule 13D
Filed on January 8, 2013
File No. 5-81572

6.   Please amend the information in the Schedule 13D to describe the plans and proposals relating to Mr. Stoddard and the liquidation. Refer to Item 4(b) of Schedule 13D. Please note that amendments to the Schedule 13D must be filed promptly. Refer to Rule 13d-2(a). Please immediately file any required amendments. See Question 104.03 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting section of the Division's Compliance and Disclosure Interpretations, which notes that any steps taken by the security holder at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file a required amendment to a Schedule 13D.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peggy Kim, Special Counsel, at (202) 551-3411 if you have questions regarding comments on the going private transaction rules, Schedule 13D and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Eliot W. Robinson